Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2019 and 2018

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2019 (Unaudited)		December 31, 2018 (Audited)		September 30, 2018 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$24,072	5	$27,645	6	$20,325	4
Financial assets at fair value through profit or loss	25	—	—	—	196	—
Hedging financial assets	—	—	1	—	—	—
Contract assets	4,517	1	4,869	1	5,079	1
Trade notes and accounts receivable, net	29,760	6	30,076	7	29,222	6
Receivables from related parties	19	—	24	—	31	—
Inventories	17,888	4	15,121	3	14,012	3
Prepayments	4,565	1	1,873	—	5,069	1
Other current monetary assets	7,997	2	9,504	2	6,359	2
Other current assets	2,497	1	2,576	1	3,056	1

Total current assets	91,340	20	91,689	20	83,349	18

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	513	—	517	—	—	—
Financial assets at fair value through other comprehensive income	6,457	1	6,933	1	6,999	2
Investments accounted for using equity method	3,020	1	2,732	1	2,451	1
Contract assets	2,538	1	2,344	—	2,314	—
Property, plant and equipment	282,108	60	288,914	62	286,886	63
Right-of-use assets	11,351	2	—	—	—	—
Investment properties	8,267	2	8,287	2	8,038	2
Intangible assets	47,920	10	50,944	11	51,753	11
Deferred income tax assets	3,523	1	3,554	1	3,284	1
Incremental costs of obtaining contracts	961	—	1,335	—	1,588	—
Net defined benefit assets	843	—	1,164	—	1,069	—
Prepayments	2,762	1	3,463	1	3,287	1
Other noncurrent assets	5,889	1	5,180	1	5,234	1

Total noncurrent assets	376,152	80	375,367	80	372,903	82

TOTAL	$467,492	100	$467,056	100	$456,252	100

	September 30, 2019 (Unaudited)		December 31, 2018 (Audited)		September 30, 2018 (Unaudited)
	Amount	%	Amount	%	Amount	%
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$90	—	$100	—	$120	—
Financial liabilities at fair value through profit or loss	2	—	1	—	1	—
Contract liabilities	16,417	4	10,688	2	10,393	2
Trade notes and accounts payable	16,932	4	20,465	5	20,546	5
Payables to related parties	379	—	918	—	544	—
Current tax liabilities	7,553	2	6,221	1	8,048	2
Lease liabilities	3,248	1	—	—	—	—
Other payables	20,092	4	23,315	5	20,888	5
Provisions	249	—	128	—	105	—
Other current liabilities	1,000	—	1,382	—	1,322	—

Total current liabilities	65,962	15	63,218	13	61,967	14

NONCURRENT LIABILITIES
Contract liabilities	6,803	2	2,595	1	2,560	1
Long-term loans	1,600	—	1,600	—	1,600	—
Deferred income taxes liabilities	1,941	—	1,992	—	2,011	—
Provisions	85	—	79	—	75	—
Lease liabilities	6,339	1	—	—	—	—
Customers’ deposits	4,646	1	4,716	1	4,664	1
Net defined benefit liabilities	3,663	1	3,534	1	2,086	—
Other noncurrent liabilities	1,496	—	4,793	1	4,539	1

Total noncurrent liabilities	26,573	5	19,309	4	17,535	3

Total liabilities	92,535	20	82,527	17	79,502	17

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	17	77,574	17	77,574	17

Additional paid-in capital	149,763	32	149,762	32	149,762	33

Retained earnings
Legal reserve	77,574	17	77,574	17	77,574	17
Special reserve	2,676	—	2,676	1	2,676	1
Unappropriated earnings	57,471	12	66,626	14	59,574	13

Total retained earnings	137,721	29	146,876	32	139,824	31

Other adjustments	22	—	460	—	(56)	—

Total equity attributable to stockholders of the parent	365,080	78	374,672	81	367,104	81
NONCONTROLLING INTERESTS	9,877	2	9,857	2	9,646	2

Total equity	374,957	80	384,529	83	376,750	83

TOTAL	$467,492	100	$467,056	100	$456,252	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2019		2018		2019		2018
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$50,848	100	$52,705	100	$152,287	100	$159,996	100
OPERATING COSTS	33,019	65	34,432	65	98,767	65	102,075	64

GROSS PROFIT	17,829	35	18,273	35	53,520	35	57,921	36

OPERATING EXPENSES
Marketing	5,579	11	5,653	11	16,470	11	17,261	10
General and administrative	1,123	2	1,089	2	3,435	2	3,448	2
Research and development	1,089	2	951	2	2,964	2	2,786	2
Expected credit loss (reversal of credit loss)	10	—	156	—	(92)	—	924	1

Total operating expenses	7,801	15	7,849	15	22,777	15	24,419	15

OTHER INCOME AND EXPENSES	(19)	—	(8)	—	(28)	—	(89)	—

INCOME FROM OPERATIONS	10,009	20	10,416	20	30,715	20	33,413	21

NON-OPERATING INCOME AND EXPENSES
Interest income	67	—	46	—	197	—	144	—
Other income	144	—	269	1	479	—	626	—
Other gains and losses	47	—	(3)	—	144	—	(24)	—
Interest expenses	(26)	—	(4)	—	(78)	—	(13)	—
Share of profits of associates accounted for using equity method	189	—	134	—	414	—	341	—

Total non-operating income and expenses	421	—	442	1	1,156	—	1,074	—

INCOME BEFORE INCOME TAX	10,430	20	10,858	21	31,871	20	34,487	21
INCOME TAX EXPENSE	2,423	4	2,580	5	5,503	3	4,173	2

NET INCOME	8,007	16	8,278	16	26,368	17	30,314	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(192)	—	(137)	—	(475)	—	(824)	—
Gain or loss on hedging instruments subject to basis adjustment	(2)	—	—	—	(1)	—	1	—
Income tax benefit relating to items that will not be reclassified to profit or loss	—	—	—	—	—	—	207	—

	(194)	—	(137)	—	(476)	—	(616)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(17)	—	(16)	—	46	—	51	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2019		2018		2019		2018
	Amount	%	Amount	%	Amount	%	Amount	%
Share of exchange differences arising from the translation of the foreign operations of associates	$—	—	$2	—	$—	—	$4	—

	(17)	—	(14)	—	46	—	55	—

Total other comprehensive loss, net of income tax	(211)	—	(151)	—	(430)	—	(561)	—

TOTAL COMPREHENSIVE INCOME	$7,796	16	$8,127	16	$25,938	17	$29,753	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$7,669	16	$8,071	15	$25,642	17	$29,542	19
Noncontrolling interests	338	—	207	1	726	—	772	—

	$8,007	16	$8,278	16	$26,368	17	$30,314	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$7,465	16	$7,935	15	$25,204	17	$28,984	19
Noncontrolling interests	331	—	192	1	734	—	769	—

	$7,796	16	$8,127	16	$25,938	17	$29,753	19

EARNINGS PER SHARE
Basic	$0.99		$1.04		$3.31		$3.81

Diluted	$0.99		$1.04		$3.30		$3.80

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss on		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	Hedging	Total Other	Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Adjustments	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2018	$77,574	$148,091	$77,574	$2,681	$67,026	$147,281	$(174)	$883	$(1)	$708	$373,654	$8,470	$382,124
Appropriation of 2017 earnings
Reversal of special reserve	—	—	—	(5)	5	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,205)	(37,205)	—	—	—	—	(37,205)	—	(37,205)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(958)	(958)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Partial disposal of interests in subsidiaries	—	826	—	—	—	—	—	—	—	—	826	349	1,175
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	777	—	—	—	—	—	—	—	—	777	700	1,477
Net income for the nine months ended September 30, 2018	—	—	—	—	29,542	29,542	—	—	—	—	29,542	772	30,314
Other comprehensive income (loss) for the nine months ended September 30, 2018	—	—	—	—	206	206	61	(826)	1	(764)	(558)	(3)	(561)

Total comprehensive income (loss) for the nine months ended September 30, 2018	—	—	—	—	29,748	29,748	61	(826)	1	(764)	28,984	769	29,753

Share-based payment transactions of subsidiaries	—	12	—	—	—	—	—	—	—	—	12	38	50
Net increase in noncontrolling interests	—	54	—	—	—	—	—	—	—	—	54	278	332

BALANCE, SEPTEMBER 30, 2018	$77,574	$149,762	$77,574	$2,676	$59,574	$139,824	$(113)	$57	$—	$(56)	$367,104	$9,646	$376,750

BALANCE, JANUARY 1, 2019	$77,574	$149,762	$77,574	$2,676	$66,626	$146,876	$(79)	$538	$1	$460	$374,672	$9,857	$384,529
Effect of retrospective application (Note 2)	—	—	—	—	(51)	(51)	—	—	—	—	(51)	(20)	(71)

BALANCE, JANUARY 1, 2019 AS ADJUSTED	77,574	149,762	77,574	2,676	66,575	146,825	(79)	538	1	460	374,621	9,837	384,458
Appropriation of 2018 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(34,746)	(34,746)	—	—	—	—	(34,746)	—	(34,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Net income for the nine months ended September 30, 2019	—	—	—	—	25,642	25,642	—	—	—	—	25,642	726	26,368
Other comprehensive income (loss) for the nine months ended September 30, 2019	—	—	—	—	—	—	27	(464)	(1)	(438)	(438)	8	(430)

Total comprehensive income (loss) for the nine months ended September 30, 2019	—	—	—	—	25,642	25,642	27	(464)	(1)	(438)	25,204	734	25,938

Share-based payment transactions of subsidiaries	—	(1)	—	—	—	—	—	—	—	—	(1)	17	16
Net decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)

BALANCE, SEPTEMBER 30, 2019	$77,574	$149,763	$77,574	$2,676	$57,471	$137,721	$(52)	$74	$—	$22	$365,080	$9,877	$374,957

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$31,871	$34,487
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	23,170	20,614
Amortization	3,191	3,282
Amortization of incremental costs of obtaining contracts	953	1,519
Expected credit loss (reversal of credit loss)	(92)	924
Interest expenses	78	13
Interest income	(197)	(144)
Dividend income	(296)	(396)
Compensation cost of share-based payment transactions	1	17
Share of profits of associates accounted for using equity method	(414)	(341)
Loss on disposal of property, plant and equipment	28	38
Loss on disposal of intangible assets	—	—
Gain on disposal of financial instruments	—	(6)
Loss (gain) on disposal of investments accounted for using equity method	(151)	—
Provision for inventory and obsolescence	156	123
Impairment loss on intangible assets	—	51
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	3	(5)
Others	(26)	(3)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets mandatorily measured at fair value through profit or loss	—	(133)
Contract assets	160	2,570
Trade notes and accounts receivable	594	1,945
Receivables from related parties	5	18
Inventories	(2,923)	(5,428)
Prepayments	(2,648)	(2,602)
Other current monetary assets	(915)	(238)
Other current assets	79	(741)
Incremental cost of obtaining contracts	(579)	(633)
Increase (decrease) in:
Contract liabilities	6,240	2,322
Trade notes and accounts payable	(3,532)	1,150
Payables to related parties	(539)	(140)
Other payables	(1,557)	(3,541)
Provisions	127	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2019	2018
Other operating liabilities	$(147)	$(38)
Net defined benefit plans	450	(1,674)

Cash generated from operations	53,090	53,010
Interest paid	(78)	(13)
Income tax paid	(4,166)	(6,790)

Net cash provided by operating activities	48,846	46,207

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	—	(290)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	4
Purchase of financial assets at fair value through profit or loss	(87)	—
Proceeds from disposal of financial assets at fair value through profit or loss	64	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(13,482)	(6,020)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	15,881	5,262
Proceeds from disposal of investments accounted for using equity method	32	3
Proceeds from capital reduction of investments accounted for using equity method	—	19
Acquisition of property, plant and equipment	(16,357)	(19,347)
Proceeds from disposal of property, plant and equipment	37	33
Acquisition of intangible assets	(168)	(203)
Acquisition of investment properties	—	(6)
Decrease (increase) in other noncurrent assets	(882)	1
Interest received	208	148
Cash dividends received	534	600

Net cash used in investing activities	(14,220)	(19,796)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	315	260
Repayment of short-term loans	(325)	(210)
Decrease in customers’ deposits	(92)	(8)
Payments for the principal of lease liabilities	(2,896)	—
Increase in other noncurrent liabilities	186	217
Cash dividends	(34,746)	(37,205)
Partial disposal of interests in subsidiaries without losing control	—	1,174

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2019	2018
Cash dividends distributed to noncontrolling interests	$(710)	$(958)
Change in other noncontrolling interests	14	1,842
Unclaimed dividend	2	2

Net cash used in financing activities	(38,252)	(34,886)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	53	(25)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,573)	(8,500)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	27,645	28,825

CASH AND CASH EQUIVALENTS, END OF PERIOD	$24,072	$20,325

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

(In Millions of New Taiwan Dollars)

(Unaudited)

1.	STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2019 and 2018, the related consolidated statements of comprehensive income for the three months ended September 30, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2019 and 2018 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.

2.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

Except for the effect of application of IFRS 16 discussed below, the application of other new, revised or amended standards and interpretations effective from January 1, 2019 does not have material impact on the Company’s consolidated financial statements.

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for identifying leases and accounting treatments for lessors and lessees. It supersedes IAS 17 “Lease”, IFRIC 4—Determining Whether an Arrangement Contains a Lease and a number of related interpretations.

The Company reassessed whether a contract is, or contains, a lease in accordance with the definition of a lease under IFRS 16. Some contracts previously identified as containing a lease under IAS 17 and IFRIC 4 do not meet the definition of a lease under IFRS 16 and are accounted for in accordance with other accounting standards because the Company does not have the right to direct the use of the identified assets. Contracts that are reassessed as leases or containing a lease are accounted for in accordance with the transitional provisions under IFRS 16.

If the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for those whose payments for low-value assets are recognized as expenses on a straight-line basis. On the consolidated statements of comprehensive income, the Company presents the depreciation expense charged on the right-of-use asset separately from the interest expense accrued on lease liability using the effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities. Before the application of IFRS 16, payments under operating lease contracts were recognized as expenses on a straight-line basis. Prepaid lease payments for use rights of leased assets were recognized as prepaid rents. Cash flows for operating leases were classified within operating activities on the statements of cash flows.

The Company did not make any adjustments for leases in which the Company is a lessor and accounts for those leases with the application of IFRS 16 starting from January 1, 2019.

The Company applied IFRS 16 retrospectively with the cumulative effect of the initial application of IFRS 16 recognized in retained earnings on January 1, 2019. Comparative financial information is not restated.

Lease liabilities are recognized on January 1, 2019 for leases previously classified as operating leases under IAS 17 and measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets are measured at the present value discounted using the aforementioned incremental borrowing rate as if IFRS 16 had been applied since the commencement date of leases. The Company applies IAS 36 for assessing impairment of right-of-use assets.

The lessee’s weighted average incremental borrowing rate applied to lease liabilities recognized on January 1, 2019 is 0.85%. The difference between the (1) lease liabilities recognized and (2) future aggregate minimum lease payments of non-cancellable operating lease disclosed under IAS 17 on December 31, 2018 is explained as follows:

The future aggregate minimum lease payments of non-cancellable operating lease on December 31, 2018	$10,558
Less: Recognition exemption for leases of low-value assets	(3)

Undiscounted amount on January 1, 2019	$10,555

Discounted amount using the incremental borrowing rate on January 1, 2019	$10,340
Add: Adjustments as a result of a different treatment of extension options	—

Lease liabilities recognized on January 1, 2019	$10,340

The impact on assets, liabilities and equity as of January 1, 2019 from the initial application of IFRS 16 is set out as follows:

	Carrying Amount as of January 1, 2019	Adjustments Arising from Initial Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
	NT$	NT$	NT$
		(In Millions)
Prepayments - current	$1,873	$(245)	$1,628

Property, plant and equipment	$288,914	(1,309)	$287,605

Right-of-use assets	$—	12,163	$12,163

Deferred income tax assets	$3,554	26	$3,580

Prepayments - noncurrent	$3,463	(414)	$3,049

Total effect on assets		$10,221

Contract liabilities - current	$10,688	$214	$10,902

Lease liabilities - current	$—	3,394	$3,394

Other payables	$23,315	(48)	$23,267

Other current liabilities	$1,382	(214)	$1,168

Contract liabilities - noncurrent	$2,595	3,483	$6,078

Deferred income tax liabilities	$1,992	—	$1,992

Lease liabilities - noncurrent	$—	6,946	$6,946

Other noncurrent liabilities	$4,793	(3,483)	$1,310

Total effect on liabilities		$10,292

(Continued)

	Carrying Amount as of January 1, 2019	Adjustments Arising from Initial Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
	NT$	NT$	NT$
		(In Millions)
Unappropriated earnings	$66,626	$(51)	$66,575

Noncontrolling interests	$9,857	(20)	$9,837

Total effect on equity		$(71)

(Concluded)